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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        Physicians Resource Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   71941S101
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                                 (CUSIP Number)

                               David Meyer, M.D.
                            825 Ridge Lake Boulevard
                            Memphis, Tennessee 38120
                                 (901) 767-5392
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 8, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1746 (9-88) 1 of 2
0706044.01

     The Schedule 13D filed by David Meyer, M.D. with the Securities and Exchange Commission, as amended by Amendments No. 1 and
No. 2, is further amended as set forth below:

ITEM 4:    PURPOSE OF TRANSACTION

     Dr. Meyer is currently considering various actions that he may initiate or participate in, including the following:

     o Conversations with management or members of the Board of Directors to discuss: (a) proposals to possibly change various policies and operations of the Company to better focus management's attention on the enhancement of stockholder value, (b) proposals to add to or replace one or more members of current management or of the Board of Directors of the Company, or (c) the advisability of considering extraordinary transactions (such as a merger, reorganization or similar transaction, some of which might involve the acquisition of additional shares of the Company as part of a group of other stockholders), that would be done with an intended result of improvements in the Company's operations and stockholder value.

     o Discussions with other stockholders regarding various policies and operations of the Company and possible changes to those policies to better focus management's attention on the enhancement of stockholder value including, possibly, changes to management or to the Board of Directors of the Company.

     o Consideration of soliciting proxies, consents or authorizations from one or more stockholders of the Company for some or all of the foregoing purposes.


     There will continue to be a review of the Company's situation and possible methods by which Dr. Meyer and, possibly, others may be able to influence the Company's future course with a goal of improving the Company's operations and financial condition as well as stockholder value. However, there can be no assurances that, as a result of Dr. Meyer's consideration of these possible various actions, he will or will not actually engage in any such actions or that, if he does engage in any such actions, he will be successful in achieving his goals.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 /s/  David Meyer
June 9, 1998                                     ----------------------
                                                      David Meyer, M.D.